Contact

www.linkedin.com/in/scottglassman (LinkedIn)
www.facebook.com/scott.glassman (Personal)
www.sfchronicle.com/ (Company)
gothicgin.com/ (Company)

Top Skills

Journalism

Copy Editing

Editing

Certifications

Learning the JavaScript Language

JavaScript Essential Training

Learning Amazon Web Services Lambda

Scott Glassman

Systems Analyst at The New York Times
San Francisco

Summary

IT professional with expertise in digital and print media advertising and content management systems. Ability to support mission-critical systems and infrastructure across corporate-wide environment. Specialties include print and digital publishing, systems architecture, application development and building strong cross-departmental working relationships.

Experience

The New York Times
Systems Analyst
December 2020 - Present (1 year 6 months)

Gothic Gin
Co-Owner
November 2018 - Present (3 years 7 months)
San Francisco, CA

Hearst
Senior Editorial Systems Engineer
January 2019 - December 2020 (2 years)
San Francisco, CA

Provide leadership and support for Editorial, Advertising and Digital Systems across the Hearst Newspaper division.

As a key member of a multi-newspaper support team, involved in a number of corporate-wide projects, including:
* Rollout of Premium Digital Products
* Server migration to AWS
* Standardizing and Integrating workflows
* Disaster Recovery

Provide 24/7 mission-critical support to all facets of both Print and Digital production.

San Francisco Chronicle and SFGate

Senior Editorial Systems Engineer

January 2006 - January 2019 (13 years 1 month)

Responsible for supporting all Editorial systems during daily production and providing system integrations to Advertising systems, SFGate.com and various digital feeds such as Amazon Kindle, Shoom e-Tears and Olive e-Edition.

Project work includes centralizing Editorial, Digital and Advertising workflow among Hearst Newspapers through rollout of CCI NewsGate content management.

Worked with a team in 2015 to perform migration of all networking, storage and servers (both physical and virtual) from in-house data center to both Amazon Web Services and the co-location CenturyLink SC9 data center.

Planned and participated in rollout of end-to-end redesign of The Chronicle and web-width reduction to 44", as well as a migration to a new state-of-the-art press facility.

Provide 24/7 mission-critical support to both nightly production of newspaper and digital feeds to online and vendors for all Hearst Newspapers on NewsGate.

Unisys

Publishing Systems Consultant

June 1998 - December 2005 (7 years 7 months)

Served as both a client and server delivery specialist for the complete suite of Unisys Media Solutions (purchased by Atex in 2006), which provides large-scale news production, wire service management and digital asset management solutions to more than 225 newspapers in 15 countries.

Responsibilities included on-site installation and configuration of hardware and application services, end-to-end workflow analysis and implementation, technical training and documentation, system integration with proprietary systems, and 24-hour mission-critical on-call support for both U.S. and International papers.

Merion Publications

Assistant Editor

March 1997 - June 1998 (1 year 4 months)

ADVANCE for Physical Therapy & Rehab Medicine® is a national, biweekly publication where more than 93,000 PTs, PTAs, directors of rehab services, private practice owners, educators, school program directors, senior students and others allied to the field turn for PT news and job listings.

As the Assistant Editor for the Magazine, planned and provided weekly feature articles covering all aspects of the field, as well as worked with Photo and Art departments for all creative design and content. Responsibilities also included covering national conferences, proofing and editing stories, as well as assisting Editor in production tasks for weekly publication.

Education

Penn State University

B.A., Journalism, Communications, Exercise and Sports Science · (1991 - 1995)